Hahn & Hessen LLP
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February 8, 2012	James Kardon Partner 212.478.7250 jkardon@hahnhessen.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0406
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Ohr Pharmaceutical, Inc.
Form 10-K For the Fiscal Year Ended September 30, 2011
Filed on January 13, 2012 and amended on January 18,2012
File No.: 333-88480

Greetings:

We are in receipt of the Commission’s letter of comment, dated February 1, 2012, and, on behalf of Ohr Pharmaceutical, Inc. (“Ohr Pharmaceutical” or the “Company”), have the responses set forth below.

Please be advised that the numbers of the following responses correspond to the bulleted paragraphs in the Staff’s letter.

Item 9A.  Controls and Procedures, page 42

1.           Please amend your filing to include your conclusion regarding the effectiveness of disclosure controls and procedures at September 30, 2011 as required by Item 307 of Regulation S-K. To the extent that you believe your disclosure controls and procedures will be effective in spite of your ineffective conclusion on internal control over financial reporting, please provide us draft disclosure detailing your conclusion prior to filing your amendment.

Response: We will revise this Item to disclose the matters noted above in an amendment to Form 10-K for the year ended September 30, 2011, to be filed soon. The language we will include is as follows:

“Due to the weakness of the Company’s internal controls, our management concluded that the Company’s disclosure controls and procedures (that is, the  controls and procedures enabling timely, accurate and complete public filing of information) were ineffective as of September 30, 2011. The Company’s management will use its best efforts, notwithstanding these weaknesses to file timely  required reports accurately and completely.”

Signatures, page 51

2.           Please amend your filing to include the signatures of all individuals as required by General Instruction D(2) of Form 10-K. In this regard, in addition to your Chairman of the Board and your Chief Executive Officer, please have the following additional individuals sign your filing:

•	your Chief Financial Officer;

•	your controller or principal accounting officer; and

•	your other member of your Board of Directors to constitute the majority of your Board.

To the extent that any person occupies more than one of the specified positions, please indicate each capacity in which he signs the report.

Response: We will revise this Item to include the above referenced signatures in an amendment to Form 10-K for the year ended September 30, 2011, to be filed soon.

Exhibit 31: Certifications

3.           Please amend your filing to revise your certifications to provide the wording exactly as prescribed by Item 601(b)(31) of Regulation S-K. In this regard, please:

•	revise the introductory sentence to certification number four to include your responsibilities regarding internal control over financial reporting;

•	revise the introductory sentence to certification number four to include both rule references where disclosure controls and procedures are defined; and

•	revise your fourth certification to add paragraph “b” regarding your internal control over financial reporting.

Response:  We will revise the certifications as noted above and they will be included as exhibits to an amendment to Form 10-K for the year ended September 30, 2011, to be filed soon.  The revised form of certification will be in the form attached hereto as Exhibit A.

I enclose a statement from the Company, attached hereto as Exhibit B, acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filing; and

•	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information.  We would appreciate receiving any further comments at your earliest convenience.

Very truly yours, s/James Kardon James Kardon

Cc: Mark Brunhofer, Staff Accountant

Exhibit A

Form of Certification of Officers

Certification of Chief Executive Officer

Pursuant to Section 302 of the

Sarbanes-Oxley Act of 2002

I, Irach Taraporewala, certify that:

1.           I have reviewed this report on Form 10-K of Ohr Pharmaceutical, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.           The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated February __, 2012

Irach Taraporewala

Chief Executive Officer

Certification of Chief Financial Officer

Pursuant to Section 302 of the

Sarbanes-Oxley Act of 2002

I, Sam Backenroth, certify that:

1.           I have reviewed this report on Form 10-K of Ohr Pharmaceutical, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.           The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated February __, 2012

Sam Backenroth

Interim Chief Financial Officer

Exhibit B

CERTIFICATION OF OHR PHARMACEUTICAL, INC.

In connection with the response letter of Ohr Pharmaceutical, Inc. (the “Company”) dated February 8, 2012, to the Securities and Exchange Commission’s letter of comment, dated February 1, 2012, I, Irach Taraporewala,  Chief Executive Officer of the Company,  certify that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filing; and

•	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated February 8, 2012

By:/s/ Irach Taraporewala Irach Taraporewala Chief Executive Officer

B-1